MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

PRO FORMA FINANCIAL EFFECTS RELATING TO THE SPECIFIC REPURCHASE OF SHARES AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1.	INTRODUCTION

“In early May, we announced that we had concluded an agreement to repurchase the MIX shares currently held by Imperial Holdings Limited. With our shares trading at a steep valuation discount to many of our peers, we can see no better use of cash than investing in our own business. The transaction remains subject to shareholder approval and we expect the final vote to take place in mid-August after issuing our required circular. Bearing in mind that adjusted earnings per share is the true measure of our business as it excludes the effect of all forex and assuming a full year impact, our unaudited pro forma calculations show that the uplift to adjusted EPS from the Imperial repurchase would have been over 30% for the 2016 fiscal year” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics.

Shareholders are referred to the terms announcement released on SENS on 3 May 2016 (the “Announcement”) relating to the specific repurchase of all 200 828 260 MiX shares held by Imperial Corporate Services Proprietary Limited at R2.36 per repurchase share, for an aggregate repurchase consideration of R473 954 694 (the “repurchase”).

In accordance with the Announcement, the outstanding pro forma financial effects of the repurchase are disclosed below.

2.	PRO FORMA FINANCIAL EFFECTS OF THE REPURCHASE

The pro forma financial information is based on MiX’s audited financial statements for the year ended 31 March 2016. The pro forma financial information is the responsibility of the directors and has been prepared for illustrative purposes only to provide information on how the repurchase may have impacted the consolidated statement of financial position and the consolidated income statement of MiX assuming that the repurchase had occurred on 31 March 2016 for purposes of the pro forma consolidated statement of financial position and on 1 April 2015 for purposes of the pro forma consolidated income statement. The pro forma financial effects presented below have not been reported on by a reporting accountant. However, PwC Inc. has been appointed to report on the compilation of the pro forma financial effects to be included in the circular to be posted to MiX shareholders, in due course, which circular will contain the reasonable assurance report therein.

Due to its nature, the pro forma financial effects of the repurchase, as set out below, may not fairly present MiX’s financial position post the implementation of the repurchase.

	Before the repurchase	After the repurchase	% change
Adjusted earnings per share (Rands)	0.11	0.15	32.0
Diluted adjusted earnings per share (Rands)	0.11	0.15	31.5
Earnings per share (Rands)	0.24	0.17	(27.5)
Diluted earnings per share (Rands)	0.23	0.17	(27.8)
Headline earnings per share (Rands)	0.24	0.18	(25.9)
Diluted headline earnings per share (Rands)	0.24	0.18	(26.2)
Net asset value per share (Rands)	2.53	2.59	2.3
Tangible net asset value per share (Rands)	1.42	1.07	(24.2)

Number of shares in issue (excluding treasury shares) (‘000)	759 138	558 310	(26.5)
Weighted average number of shares in issue (‘000)	775 139	574 310	(25.9)
Diluted weighted average number of shares in issue (‘000)	783 414	582 586	(25.6)

Notes and assumptions to the pro forma financial effects:

1.	The pro forma financial information has been prepared in compliance with IFRS, the SAICA Guide on Pro Forma Financial Information and in accordance with the accounting policies of the MiX group that were used in the preparation of the audited financial statements for the year ended 31 March 2016.

2.	The figures in the “Before the repurchase” column have been extracted, without adjustment, from the group’s audited financial statements for the year ended 31 March 2016.

3.	The figures in the “After the repurchase” column reflect the pro forma effects resulting from the repurchase of 200 828 260 MiX shares at a price of R2.36, or R473 954 694 in aggregate (the repurchase consideration).

4.	The repurchase consideration is assumed to be settled from available US Dollar cash reserves, which are further reduced by transaction costs of R 1 470 729, which are non-recurring and charged to income.

5.	The reduction in finance income of R83 409 279 represents:

a.	reversal of interest earned of R649 488, based on the average interest earned on the available cash resources of approximately 0.16% per annum converted at the average exchange rate for the year of 13.78; and

b.	reversal of foreign exchange gain of R82 759 791 on the US Dollar cash reserves used to finance the repurchase. The US Dollar cash reserves used to finance the repurchase is based on the actual rand repurchase consideration converted at the current exchange rate of R15.70:$1.00 being the closing rate on 24 May 2016. This rate is subject to change and will be updated prior to the circular being published.

6.	Taxation is reduced by R181 857 due to the reduction in interest earned at the South African corporate tax rate of 28%.

7.	Following the implementation of the repurchase and subsequent to the cancellation and delisting of the shares, the company will have 558 309 240 shares in issue (excluding treasury shares of 40 000 000).

8.	All adjustments are expected to have a continuing effect except for the once-off transaction costs.

3.	WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement included in the Announcement and are hereby advised that since the pro forma financial effects relating to the repurchase have been disclosed in this announcement, caution is no longer required to be exercised when dealing in the company’s securities.

26 May 2016

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